UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 7)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Property Partners L.P.

(Name of the Issuer)

Brookfield Property Partners L.P.

Brookfield Asset Management Inc.

BPY Arrangement Corporation

(Name of Persons Filing Statement)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number of Class of Securities)

Bryan K. Davis Brookfield Property Partners L.P. 73 Front Street, 5th Floor Hamilton, HM 12, Bermuda Telephone: (441) 294-3309	Justin B. Beber Brookfield Asset Management Inc. BPY Arrangement Corporation Brookfield Place 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Telephone: (416) 363-9491

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:

Mile T. Kurta Torys LLP 1114 Avenue of the Americas, 23rd Fl. New York, New York 10036 (212) 880-6000	Karrin Powys-Lybbe Torys LLP 79 Wellington St. W. 30th Fl. Toronto, ON M5K 1N2 (416) 865-0400	Mark Gerstein Julian Kleindorfer Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Sheldon Freeman Michelle Vigod Goodmans LLP Bay Adelaide Centre - West Tower 333 Bay Street, Suite 3400 Toronto, ON M5H 2S7 (416) 979-2211	Mark S. Opper David H. Roberts Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☒	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,224,601,119.16	$679,103.98

* Calculated solely for purposes of determining the filing fee. The transaction value was calculated based on the market value of limited partnership units of Brookfield Property Partners L.P. (“BPY Units”) (the securities to be acquired as described in this Transaction Statement on Schedule 13E-3) in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as follows: the sum of (i) the product of (w) $17.76, the average of the high and low prices per BPY Unit on April 20, 2021 as quoted on the Nasdaq Stock Market, multiplied by (x) 289,587,416 BPY Units and (ii) the product of (y) $18.50, the average of the high and low prices per BPY Unit on May 24, 2021 as quoted on the Nasdaq Stock Market, multiplied by (z) 58,461,006 BPY Units. The aforementioned estimated number of BPY Units relates to the number of BPY Units (which includes BPY Units underlying certain equity awards of BPY and certain outstanding exchangeable securities) to be acquired by the Purchaser Parties (as defined below) pursuant to the transaction in this Transaction Statement on Schedule 13E-3.

** Determined in accordance with Rule 0-11 under the Exchange Act at a rate equal to $109.10 per $1,000,000 of transaction value.

☒ Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77,198.90*

Form or Registration No.: Schedule 13E-3

Filing Party: Brookfield Property Partners L.P., Brookfield Asset Management Inc. and BPY Arrangement Corporation

Date Filed: May 28, 2021

Amount Previously Paid: $40,775.00*

Form or Registration No.: Registration Statement on Form F-4

Filing Party: Brookfield Asset Management Inc., Brookfield Property Preferred L.P., Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited

Date Filed: May 27, 2021

Amount Previously Paid: $279,026.47*

Form or Registration No.: Registration Statement on Form F-4

Filing Party: Brookfield Asset Management Inc., Brookfield Property Preferred L.P., Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY

Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited

Date Filed: April 26, 2021

Amount Previously Paid: $282,103.61*

Form or Registration No.: Schedule 13E-3

Filing Party: Brookfield Property Partners L.P., Brookfield Asset Management Inc. and BPY Arrangement Corporation

Date Filed: April 26, 2021

*Represents filing fee associated with the acquisition of BPY Units (which includes BPY Units underlying certain equity awards of BPY and certain outstanding exchangeable securities) by the Purchaser Parties as described in this Transaction Statement on Schedule 13E-3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THIS TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 7 (“Amendment No. 7”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended to the date hereof, this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) by Brookfield Asset Management Inc., a corporation organized under the laws of Ontario, Canada (“BAM”), BPY Arrangement Corporation, a corporation organized under the laws of Ontario (“Purchaser Sub” and together with BAM, the “Purchaser Parties”), and Brookfield Property Partners L.P., a Bermuda exempted limited partnership (“BPY” and together with the Purchaser Parties, the “Filing Persons”). BAM, New LP (as defined in this Schedule 13E-3) and the Guarantors (as defined in this Schedule 13E-3) have filed with the SEC a registration statement on Form F-4 (File Nos. 333-255512, 333-255512-01, 333-255512-02, 333-255512-03, 333-255512-04, 333-255512-05, 333-255512-06, 333-255512-07, 333-255512-08, 333-255512-09 and 333-255512-10) (as amended by Amendments No. 1 and No. 2 to the registration statement on Form F-4 and the final prospectus on Form 424(b)(3), the “Registration Statement”), which includes a circular/prospectus (the “circular/prospectus”), to register under the U.S. Securities Act of 1933, as amended (the “Securities Act”), BAM Shares, New LP Preferred Units and the related Guarantees (each as defined below). The Registration Statement became effective under the Securities Act on June 8, 2021 and the final circular/prospectus was mailed to BPY Unitholders on or about June 17, 2021.

Defined terms used herein but not defined in this Amendment No. 7 shall have the meanings given to them in this Schedule 13E-3.

Item 15. Additional Information.

(c) Other Material information.

Item 15(c) of this Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

On July 23, 2021, BPY announced the results of Unitholder elections (and deemed elections), together with the amounts owing to holders of holders of shares of Brookfield Property REIT Inc. class A stock, in connection with the Transaction.

Item 16. Exhibits.

Item 16 of this Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(11)	Press release issued by BPY, dated July 23, 2021 (filed herewith)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2021	BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 23, 2021	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

Dated: July 23, 2021	BPY ARRANGEMENT CORPORATION

	By:	/s/ Allen Yi
Name: Allen Yi
Title: Senior Vice President